FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2002

AINSWORTH LUMBER CO. LTD.
 (Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  [ X ]     Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No  [ X ]

AINSWORTH ANNOUNCES THIRD QUARTER RESULTS
LETTER TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS
INTERIM CONSOLIDATED BALANCE SHEET
INTERIM CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENT
1. BASIS OF PRESENTATION
2. CHANGES IN ACCOUNTING POLICIES
3. DISCONTINUED OPERATIONS
SEGMENTED INFORMATION
MANAGEMENT DISCUSSION AND ANALYSIS

Documents Included as Part of this Report

No.	Document

1	Press release dated November 12, 2002
2	Interim Report to Shareholders for the Three Months ended September 30, 2002
3	Segmented Financial Information for the Three and nine month periods ended September 30, 2002

Document 1

NEWS RELEASE

For Immediate Release
November 12, 2002
Third Quarter Results
AINSWORTH LUMBER CO. LTD. (TSE: ANS)

AINSWORTH ANNOUNCES THIRD QUARTER RESULTS

     VANCOUVER, BRITISH COLUMBIA — Ainsworth Lumber Co. Ltd. (TSE: ANS) today reported a loss (before income taxes and unrealized foreign exchange loss on US$ denominated debt) of $4.0 million or $0.28 per share for the third quarter of 2002. This compared to a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $4.3 million or $0.30 per share in the second quarter of 2002 and income (before income taxes and unrealized foreign exchange loss on US$ denominated debt) of $2.2 million or $0.15 per share in the third quarter of 2001. After including the unrealized loss on the translation of US$ denominated debt and income taxes the net loss was $19.4 million or $1.33 per share for the third quarter of 2002. This compared to a net income of $14.5 million or $0.99 per share for the second quarter of 2002 and a loss of $6.1 million or $0.42 per share for the third quarter of 2001.

     “Despite reasonably strong house construction activity in North America, OSB prices continued to experience downward pressure dropping from a high in August of $US180/Msf (North Central, 7/16” basis) to a low in September of $US158/Msf. During the third quarter, we continued to focus on cost reduction and productivity improvement across the company”, said Brian Ainsworth, Chairman and Chief Executive Officer.

     For the nine months ended September 30, 2002 the company reported a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $10.7 million or $0.74 per share. This compared to a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $4.2 million or $0.29 per share for the nine months ended September 30, 2001. After including the unrealized gain on the translation of

     US$ denominated debt and income taxes the net loss for the nine months ended September 30, 2002 was $6.9 million or $0.48 per share. This compared to a net loss of $10.5 million or $0.72 per share for the nine months ended September 30, 2001. The decrease in net loss largely related to the substantial variation in the unrealized foreign exchange gain (loss) on US$ denominated debt from 2002 to 2001. For the nine months ended September 30, 2002 the company recognized a foreign exchange gain of $1.6 million compared to a loss $14.8 million for the corresponding period in 2001. Finance expense excluding the unrealized foreign exchange gain (loss) increased by $4.2 million as a result of the increase in total borrowings upon issuance of the senior secured notes in December 2001.

     Operating earnings before amortization, plus interest and other income (EBITDA) for the third quarter of 2002 was $19.6 million compared to $18.6 million in the second quarter of 2002 and $24.7 million in the third quarter of 2001. Despite a 4.5% decline in OSB prices this quarter, the company generated a 5.4% increase in EBITDA compared to the preceding quarter largely as a result of the decline in the Canadian dollar vis-a-vis the US dollar. The substantial decrease in EBITDA over the third quarter of 2001 was attributable to a 9.2% decline in OSB prices. EBITDA for the nine months ended September 30, 2002 was $60.2 million compared to $60.9 million for the nine months ended September 30, 2001. Despite a 5.6% decrease in OSB prices year over year, EBITDA remained consistent with 2001 due to a 14.4% increase in production volumes at the company’s OSB facilities and a related reduction in per unit production costs of 6.4%.

     As part of the company’s continuing efforts to improve productivity and reduce costs, the company restructured its senior management team during the quarter, and in so doing incurred $1.7 million in restructuring costs. Included in the restructuring costs was a charge of $0.6 million related to the termination of the company’s aircraft lease.

     The ramp-up of our newest OSB plant in High Level, Alberta continues to be behind schedule as the mill operated at approximately 60% of capacity again this quarter. We anticipate that the continued efforts of our management team will facilitate significant productivity improvements in the near future. The company remains committed to ensuring that the High Level operation achieves its design capacity of 860 million square feet - 3/8”. Despite the lower than expected production volumes, the High Level facility experienced a 15% reduction in per unit production costs year over year.

     Sales in the third quarter of 2002 were $86.6 million, a decrease of $10.1 million (10.4%) over the preceding quarter and a decrease of $5.0 million (5.5%) over the corresponding period in 2001. OSB sales represented approximately 75% of total sales for both the third quarter of 2002 and 2001 and the second quarter of 2002. The decrease in sales compared to the prior periods was primarily a result of the decline in OSB prices during the quarter. Sales for the nine months ended September 30, 2002 were $272.3 million, representing an increase of $15.3 million (6.0%) over the nine months ended September 30, 2001. The majority of the increase related to additional shipment volumes generated by the High Level OSB facility and increased shipment volumes of veneer.

     Cash provided by operations, after changes in non-cash working capital, was $5.5 million for the third quarter of 2002 compared to $4.0 million in the third quarter of 2001 and $27.1 million in the preceding quarter when log inventories declined for seasonal reasons. Ainsworth ended the quarter with a cash balance of $86.2 million compared to $86.8 million at the end of the second quarter of 2002 and $87.0 million at December 31, 2001.

     During the quarter, capital expenditures totaled $4.6 million compared to $0.7 million in the preceding quarter and $1.4 million in the corresponding period in 2001. These expenditures were largely focused on the Grande Prairie and High Level operations. At Grande Prairie we are investing $8.5 million on a high return capital project that will increase the mills production capacity by up to 12%. Capital expenditures for the nine months ended September 30, 2002 were $6.2 million compared to $17.6 million for the nine months ended September 30, 2001. The reduction in capital expenditures compared to 2001 reflects the completion of the company’s High Level OSB facility.

     Brian Ainsworth concluded by saying, “Although we anticipate continued downward pressure on OSB prices in the short-term, we remain optimistic about the medium and long term market outlook for OSB. In the meantime, our initiatives to improve earnings performance will remain focused on productivity improvement and increasing the volume of value-added wood products delivered to our customers.”

     Ainsworth will hold a conference call at 8:00 a.m. PST (11:00 a.m. EST) on Wednesday, November 13, 2002 to discuss the company’s 2002 third quarter results. To access the conference call, listeners should dial 1-800-550-7368 (reservation number 20999916). For those unable to participate in the live call, a recording of the call will be available until November 20, 2002 and can be accessed at 1-800-558-5253 (reservation number 20999916).

     A complete set of Ainsworth’s consolidated financial statements for the three ended September 30, 2002 and 2001 with accompanying notes to those financial statements will be available on Ainsworth’s web-site at www.ainsworth.ca, effective November 14, 2002. Also available at our web-site is the company’s annual report for 2001 which contains more comprehensive notes to the financial statements.

     Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet — 3/8” of oriented strand board (OSB), 155 million square feet — 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and a finger-joined lumber plant at Abbotsford.

For further information please contact:

Ainsworth Lumber Co. Ltd.

Catherine Ainsworth
Chief Operating Officer
(604) 661-3200

Or

Michael Ainsworth
Executive Vice President
(604) 661-3200

Or

Jim Logan
Chief Financial Officer
(604) 661-3200

Document 2

Ainsworth

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

Ainsworth  Third Quarter 2002

LETTER TO SHAREHOLDERS

Results of Operations

     Ainsworth generated a loss (before income taxes and unrealized foreign exchange loss on US$ denominated debt) of $4.0 million or $0.28 per share for the third quarter of 2002. This compared to a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $4.3 million or $0.30 per share in the second quarter of 2002 and income (before income taxes and unrealized foreign exchange loss on US$ denominated debt) of $2.2 million or $0.15 per share in the third quarter of 2001. After including the unrealized loss on the translation of US$ denominated debt and income taxes the net loss was $19.4 million or $1.33 per share for the third quarter of 2002. This compared to net income of $14.5 million or $0.99 per share for the second quarter of 2002 and a net loss of $6.1 million or $0.42 per share for the third quarter of 2001.

     Despite reasonably strong house construction activity in North America, OSB prices continued to experience downward pressure dropping from a high in August of $US180/Msf (North Central, 7/16” basis) to a low in September of $US158/Msf. During the third quarter, we continued to focus on cost reduction and productivity improvement across the company.

     For the nine months ended September 30, 2002 the company generated a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $10.7 million or $0.74 per share. This compared to a loss (before income taxes and unrealized foreign exchange gain on US$ denominated debt) of $4.2 million or $0.29 per share for the nine months ended September 30, 2001. After including the unrealized gain on the translation of US$ denominated debt and income taxes the net loss for the nine months ended September 30, 2002 was $6.9 million or $0.48 per share. This compared to a net loss of $10.5 million or $0.72 per share for the nine months ended September 30, 2001. The decrease in net loss largely related to the substantial variation in the unrealized foreign exchange gain (loss) on US$ denominated debt from 2002 to 2001. For the nine months ended September 30, 2002 the company recognized a foreign exchange gain of $1.6 million compared to a loss of $14.8 million for the corresponding period in 2001. Finance expense excluding the unrealized foreign exchange gain (loss) increased by $4.2 million as a result of the increase in total borrowings upon issuance of the senior secured notes in December 2001.

     Operating earnings before amortization, plus interest and other income (EBITDA) for the third quarter of 2002 was $19.6 million compared to $18.6 million in the second quarter of 2002 and $24.7 million in the third quarter of 2001. Despite a 4.5% decline in OSB prices this quarter, the company generated a 5.4% increase in EBITDA compared to the preceding quarter largely as a result of the decline in the Canadian dollar vis-a-vis the US dollar. The substantial decrease in EBITDA over the third quarter of 2001 was attributable to a 9.2% decline in OSB prices. EBITDA for the nine months ended September 30, 2002 was $60.2 million compared to $60.9 million for the nine months ended September 30, 2001. Despite a 5.6% decrease in OSB prices year over year, EBITDA remained consistent with 2001 due to a 14.4% increase in production volumes at the company’s OSB facilities and a related reduction in per unit production costs of 6.4%.

     As part of the company’s continuing efforts to improve productivity and reduce costs, we restructured our senior management team in the quarter, and in so doing incurred $1.7 million in restructuring costs. Included in the restructuring costs was a charge of $0.6 million related to the termination of the company’s aircraft lease.

The High Level Facility

     The ramp-up of our newest OSB plant in High Level, Alberta continues to be behind schedule as the mill operated at approximately 60% of capacity again this quarter. We anticipate that the continued efforts of our management team will facilitate significant productivity improvements in the near future. The company remains committed to ensuring that the High Level operation achieves its design capacity of 860 million square feet — 3/8”.

Ainsworth  Third Quarter 2002

Sales Revenue

     Sales in the third quarter of 2002 were $86.6 million, a decrease of $10.1 million (10.4%) over the preceding quarter and a decrease of $5.0 million (5.5%) over the corresponding period in 2001. OSB sales represented approximately 75% of total sales for both the third quarter of 2002 and 2001 and the second quarter of 2002. The decrease in sales compared to the prior periods was primarily a result of the decline in OSB prices during the quarter. Sales for the nine months ended September 30, 2002 were $272.3 million, representing an increase of $15.3 million (6.0%) over the nine months ended September 30, 2001. The majority of the increase related to additional shipment volumes generated by the High Level OSB facility and increased shipment volumes of veneer.

Cash Flow and Financial Position

     Cash provided by operations, after changes in non-cash working capital, was $5.5 million for the third quarter of 2002 compared to $4.0 million in the third quarter of 2001 and $27.1 million in the preceding quarter when log inventories declined for seasonal reasons. Ainsworth ended the quarter with a cash balance of $86.2 million compared to $86.8 million at the end of the second quarter of 2002 and $87.0 million at December 31, 2001.

     During the quarter, capital expenditures totaled $4.6 million compared to $0.7 million in the preceding quarter and $1.4 million in the corresponding period in 2001. These expenditures were largely focused on the Grande Prairie and High Level operations. At Grande Prairie we are investing $8.5 million on a high return capital project that will increase the mills’ production capacity by up to 12%. Capital expenditures for the nine months ended September 30, 2002 were $6.2 million compared to $17.6 million for the nine months ended September 30, 2001. The reduction in capital expenditures compared to 2001 reflects the completion of the company’s High Level OSB facility.

Outlook

     Although we anticipate continued downward pressure on OSB prices in the shortterm, we remain optimistic about the medium and long term market outlook for OSB. In the meantime, our initiatives to improve earnings performance will remain focused on productivity improvement and increasing the volume of value-added wood products delivered to our customers.

President	Chairman & CEO	COO & Corporate Secretary

November 12, 2002

Ainsworth  Third Quarter 2002

MANAGEMENT DISCUSSION AND ANALYSIS
For the Three Months Ended September 30, 2002

Overview

     During the quarter OSB prices declined 9.2% compared to the third quarter of 2001. Net sales in the quarter were $86.6 million compared to $91.6 million during the third quarter of 2001, representing a decrease of 5.5% as OSB shipment volume rose 2.0%.

     The company generated a loss (before income taxes and unrealized foreign exchange loss on US$ denominated long term debt) of $4.0 million for the third quarter of 2002, compared to income (before income taxes and unrealized foreign exchange loss on US$ denominated long term debt) of $2.2 million in the third quarter of 2001. The company generated a net loss of $19.4 million during the quarter, compared to a net loss of $6.1 million for the corresponding period in 2001. Net loss for the nine months ended September 30, 2002 was $6.9 million compared to a net loss of $10.5 million for the nine months ended September 30, 2001. The decrease in the net loss related to the substantial variation in the unrealized foreign exchange gain (loss) on long term debt from 2001 to 2002. Finance expense excluding the unrealized foreign exchange gain (loss) on long term debt increased by $4.2 million as a result of the increase in total borrowings upon issuance of the senior secured notes in December 2001.

     Operating earnings before amortization, plus interest and other income (EBITDA) was $19.6 million for the third quarter of 2002 compared to $24.7 million in the third quarter of 2001, representing a decrease of $5.1 million or 20.6%. EBITDA for the nine months ended September 30, 2002 was $60.2 million compared to $60.9 million for the nine months ended September 30, 2001. Despite a 5.6% decrease in OSB prices year over year, EBITDA remained consistent with 2001. This was attributable to a 14.4% increase in production volume at the company’s OSB facilities and a related reduction in per unit production costs of 6.4%.

Results of Operations

Sales

     Sales in the third quarter of 2002 were $86.6 million, a decrease of $5.0 million or 5.5% over the corresponding period in 2001. OSB sales represented approximately 75% of total sales for both the third quarter of 2002 and 2001. The decrease in sales compared to the third quarter of 2002 was primarily a result of the decline in OSB prices.

     Sales of OSB for the third quarter of 2002 were $64.4 million compared to $69.5 million for the third quarter of 2001, representing a decrease of $5.1 million or 7.3%. This decline was attributable to a 9.2% decline in OSB prices in 2002 compared to the third quarter of 2001. The significant decline in sales prices was partially offset by a 2% increase in shipment volumes. Sales of specialty plywood during the third quarter of 2002 were $15.3 million compared to $16.1 million during the third quarter of 2001, representing a decrease of $0.8 million or 5%. The decrease in plywood sales revenue was attributable to a 5.6% decline in shipment volumes while the average sales prices remained relatively consistent with the corresponding period in 2001. A $1.1 million increase in lumber sales was attributable to a 43.1% increase in shipment volumes.

Cost of Products Sold

     Cost of products sold for the third quarter of 2002 was $64.4 million compared to $63.9 million for the third quarter of 2001, representing an increase of $0.5 million or 1%. This reflects the additional shipment volumes of OSB, veneer and lumber.

     OSB cost of products sold increased by $1.1 million or 2.5% over the third quarter of 2001 as a result of the 2% increase in shipment volumes. OSB per unit production costs were consistent with

Ainsworth  Third Quarter 2002

those experienced in the third quarter of 2001. Despite a marginal increase in total OSB production volume, the ramp-up of our newest OSB plant in High Level, Alberta continues to be behind schedule as the mill operated at approximately 60% of capacity again this quarter. We anticipate that the continued efforts of our management team will facilitate significant productivity improvements in the near future. Specialty plywood cost of products sold decreased by $1.4 million or 8.9% over the third quarter of 2001 as a result of a 6.4% decrease in plywood production volumes. Lumber cost of products sold increased by $0.7 million during the quarter as a result of the increased shipment volumes.

Selling and Administration

     Selling and administration expense for the third quarter of 2002 was $6.7 million compared to $4.3 million for the 2001 third quarter. This increase was largely attributable to the company’s restructuring efforts. As part of the company’s continuing efforts to improve productivity and reduce costs, the company restructured its senior management team in the quarter, and in so doing incurred $1.7 million in restructuring costs. Included in the restructuring costs was a charge of $0.6 million related to the termination of the company’s aircraft lease.

Amortization of Capital Assets

     Amortization of capital assets for the third quarter of 2002 was $7.6 million compared to $8.1 million for the three months ended September 30, 2001, representing a decrease of $0.5 million or 6.2%. The decline in amortization expense relates to lower amortization of timber rights and roads due to a reduction in logging activity compared to the corresponding period in the prior year.

Finance Expense

     Finance expense, excluding unrealized foreign exchange loss on US$ denominated long term debt was $16.1 million compared to $14.4 million in the third quarter of 2001, representing an increase of $1.7 million. This increase was a result of the increase in total borrowings upon issuance of the senior secured notes in December 2001. During the quarter the company recognized a $20.0 million unrealized foreign exchange loss associated with its US$ denominated debt compared to a loss of $12.0 million in the third quarter of 2001. These losses were attributable to U.S. dollar/Canadian dollar exchange rate fluctuations. As recommended by the Canadian Institute of Chartered Accountants and adopted by the company, fluctuations in unrealized foreign exchange are now reported in earnings when they occur, whereas in the past these losses were deferred and amortized over the term of the related debt. The results for the third quarter of 2001 have been restated to reflect this change in accounting policy.

Other Income

     During the third quarter of 2002 the company recognized $4.1 million in other income compared to $1.3 million in the third quarter of 2001. The substantial increase relates primarily to the foreign exchange gain realized on the company’s accounts receivable as a result of a decline in the Canadian dollar vis-à-vis the U.S. dollar.

Income Taxes

     Income tax recovery for the third quarter of 2002 was $4.6 million compared to $3.6 million for the third quarter of 2001. Despite the significant increase in net loss, the tax recovery for the third quarter of 2002 compared to the third quarter of 2001 increased by only $1.1 million due to the treatment of the unrealized foreign exchange loss as a capital item for income taxes.

Ainsworth  Third Quarter 2002

Results of Discontinued Operations

     The gain from discontinued operations was nil for the third quarter of 2002 compared to a gain of $0.1 million for the same period in 2001. Following a decision made by the company in February 2002 to cease efforts to sell its Abbotsford facility, this operation is now included in continuing operations. The gain from discontinued operations for the third quarter of 2001 has been restated to exclude Abbotsford and therefore, reflects the results of the Clinton lumber operation only.

Liquidity and Capital Resources

     Our operations provided $5.5 million of cash after changes in non-cash working capital in the third quarter of 2002 compared to $4.0 million in the corresponding period in 2001. The company’s level of investment in non-cash working capital at September 30, 2002 was consistent with the level at the end of the second quarter of 2002. For the nine months ended September 30, 2002 our operations provided $5.9 million of cash after changes in working capital. Non-cash working capital increased by $11.9 million largely as a result of increased shipment volumes and the related accounts receivable and a reduction in accounts payable. For the nine months ended September 30, 2001 our operations used $29.2 million in cash after changes in working capital. Non-cash working capital increased by $55.7 million largely as a result of the substantial reduction in accounts payable from December 31, 2000. During the quarter, capital expenditures totaled $4.6 million compared to $0.7 million in the third quarter of 2001. These expenditures were largely focused on the Grande Prairie and High Level operations. At Grande Prairie we are investing $8.5 million on a high return capital project that will increase the mills’ production capacity by up to 12%. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. At September 30, 2002 we had $86.2 million in cash available compared to $86.8 million at June 30, 2002.

Outlook

     We anticipate continued downward pressure on OSB prices in the shortterm, but we remain optimistic about the medium to long term market outlook for OSB. In the meantime, our initiatives to improve earnings performance will remain focused on productivity improvement and increasing the volume of value-added wood products delivered to our customers.

Ainsworth  Third Quarter 2002

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	September 30	December 31
	2002	2001

	Unaudited	Audited
		(RESTATED -
		NOTE 3)
ASSETS
CURRENT ASSETS
Cash	$86,219	$86,962
Accounts receivable	27,652	23,810
Inventories	43,086	45,466
Prepaid expenses	1,682	1,000

	158,639	157,238

CAPITAL ASSETS	369,959	388,686
OTHER ASSETS	28,069	32,042

	$556,667	$577,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	19,163	14,723
Accrued liabilities	24,380	36,811
Income taxes payable	49	2,253
Current portion of long term debt	43	58

	43,635	53,845
REFORESTATION OBLIGATION	5,006	4,851
LONG TERM DEBT	442,831	443,706
FUTURE INCOME TAXES	5,720	9,349

	497,192	511,751

SHAREHOLDERS’ EQUITY
Capital stock	53,083	53,083
Contributed Surplus (Note 2(b))	547	-
Retained earnings	5,845	13,132

	59,475	66,215

	$556,667	$577,966

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

     Approved by the Board:

DIRECTOR — Catherine Ainsworth	DIRECTOR — Allen Ainsworth

Ainsworth  Third Quarter 2002

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Income and Retained Earnings
(In thousands of dollars) Unaudited

	Three months ended September 30		Nine months ended September 30

	2002	2001	2002	2001

		(RESTATED-		(RESTATED-
		NOTES 2 and 3)		NOTES 2 and 3)

SALES	$86,635	$91,641	$272,316	$256,981

COSTS AND EXPENSES
Costs of products sold	64,393	63,929	197,321	182,650
Selling and administration	6,736	4,313	17,105	15,414

	71,129	68,242	214,426	198,064

OPERATING EARNINGS BEFORE AMORTIZATION	15,506	23,399	57,890	58,917
AMORTIZATION OF CAPITAL ASSETS	7,580	8,120	24,010	22,439

OPERATING EARNINGS	7,926	15,279	33,880	36,478

FINANCE EXPENSE, EXCLUDING UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)
Interest charges	(14,765)	(12,754)	(42,821)	(38,184)
Amortization charges	(1,297)	(1,644)	(4,053)	(4,488)

	(16,062)	(14,398)	(46,874)	(42,672)
INTEREST AND OTHER INCOME	4,119	1,316	2,270	1,945

	(11,943)	(13,082)	(44,604)	(40,727)

INCOME (LOSS) BEFORE INCOME TAXES AND UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG-TERM DEBT	(4,017)	2,197	(10,724)	(4,249)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS); LONG TERM DEBT	(19,987)	(12,031)	1,576	(14,734)

LOSS BEFORE INCOME TAXES	(24,004)	(9,834)	(9,148)	(18,983)
INCOME AND LARGE CORPORATION TAX RECOVERY	(4,638)	(3,634)	(2,207)	(6,154)

LOSS FROM CONTINUING OPERATIONS	(19,366)	(6,200)	(6,941)	(12,829)
GAIN FROM DISCONTINUED OPERATIONS (Note 4)	—	121	—	2,377

NET LOSS	(19,366)	(6,079)	(6,941)	(10,452)
RETAINED EARNINGS, BEGINNING OF PERIOD	25,211	34,120	13,132	38,493
CHANGE IN ACCOUNTING POLICY (Note 2 (b))	—	—	(346)	—

RETAINED EARNINGS, END OF PERIOD	$5,845	$28,041	$5,845	$28,041

Loss per share (dollars)
Loss from continuing operations	$(1.33)	$(0.43)	$(0.48)	$(0.88)

Net Loss	$(1.33)	$(0.42)	$(0.48)	$(0.72)

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Ainsworth  Third Quarter 2002

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended September 30		Nine months ended September 30

	2002	2001	2002	2001

		(RESTATED-		(RESTATED-
		NOTES 2 and 3)		NOTES 2 and 3)
OPERATING ACTIVITIES
Loss from continuing operations	$(19,366)	$(6,200)	$(6,941)	$(12,829)
Amounts not requiring an outlay of cash Amortization of capital assets	7,580	8,120	24,010	22,439
Amortization of financing costs	654	343	1,916	1,013
Amortization of debt discount	216	181	639	536
Unrealized foreign exchange loss (gain); long term debt	19,987	12,031	(1,576)	14,734
Amortization of consent and committment fees	427	1,120	1,499	2,938
Non-cash stock-based compensation	67	—	201	—
Loss (Gain) on disposal of capital assets	17	(19)	26	(60)
Loss on Writedown of Machinery & Equipment	—	—	432	—
Write-off of Security Deposit on Lease Termination	980		980
Change in non-current reforestation obligation	(46)	304	155	414
Future income taxes	(4,992)	(3,863)	(3,629)	(6,411)

Working capital provided by operations	5,524	12,017	17,712	22,774
Change in non-cash operating working capital	10	(8,071)	(11,852)	(55,678)

Cash provided by (used in) continuing operations	5,534	3,946	5,860	(32,904)
Cash provided by discontinued operations	—	36	—	3,735

	5,534	3,982	5,860	(29,169)

FINANCING ACTIVITIES
Increase in bank indebtedness	—	580	—	30,115
Consent and commitment fees	—	(779)	—	(10,928)
Increase (Decrease) in capital lease obligations	97	(83)	48	(181)

	97	(282)	48	19,006

INVESTING ACTIVITIES
Additions to capital assets	(4,599)	(1,394)	(6,242)	(17,617)
Decrease (Increase) in other assets	(1,596)	(2,340)	(423)	(1,162)
Proceeds on disposal of capital assets	13	34	14	92
Discontinued operations, additions to capital assets	—	—	—	(376)
Discontinued operations, proceeds on disposal	—	—	—	29,226

	(6,182)	(3,700)	(6,651)	10,163

NET CASH (OUTFLOW)	(551)	—	(743)	—
CASH, BEGINNING OF PERIOD	86,770	—	86,962	—

CASH, END OF PERIOD	$86,219	$—	$86,219	$—

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Ainsworth  Third Quarter 2002

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three and nine month periods ended September 30, 2002 and 2001
(Unaudited)

1. BASIS OF PRESENTATION

     The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements except where stated below. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2001. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

     Certain comparative figures have been reclassified to conform to the current period’s presentation.

2. CHANGES IN ACCOUNTING POLICIES

a. Foreign Currency Translation

     In December 2001, the Canadian Institute of Chartered Accountants (“CICA”) approved amendment of CICA Handbook Section 1650, Foreign Currency Translation, and the Company elected to adopt, on a retroactive basis, recommendations concerning unrealized foreign exchange losses on foreign denominated debt. Whereas in the past these losses were deferred and amortized over the term of the related debt for Canadian GAAP purposes, fluctuations in unrealized exchange are now reported in earnings when they occur. The new policy is consistent with reporting provided in the past for U.S. GAAP purposes.

     As a result of the change, the net loss increased by $9,121,000 for the three months ended September 30, 2001 and the net loss increased by $10,171,000 for the nine months ended September 30, 2001 relative to what would have occurred using the predecessor policy.

b. Stock-based Compensation

     During 2001, CICA also approved introduction of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. As a result, effective January 1, 2002, the Company reports compensatory portions of the Company’s employee participation share plan, a variable stock compensation program.

     The determination of compensatory adjustments measures the difference between market value of the Company’s Common Shares at the reporting date compared to the market value as at the dates of issue of Class B shares and options on the Common Shares. To the extent that these differences are positive, notional compensatory amounts are measured and amortized over five years, the vesting period.

     As a result of this change, opening retained earnings as at January 1, 2002 have been reduced by $346,000 and net income decreased by $67,000 for the three months ended September 30, 2002 and $201,000 for the nine months ended September 30, 2002. Both

Ainsworth  Third Quarter 2002

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three and nine months period ended September 30, 2002 and 2001
(Unaudited)

impacts have been offset by corresponding adjustments to contributed surplus, with no overall impact to shareholders’ equity.

3. DISCONTINUED OPERATIONS

     On April 24, 2001 the Company completed the sale of its Clinton operations to West Fraser Mills Ltd.

     The Company’s Abbotsford operation was included in discontinued operations reflecting a decision made concurrent with the decision to sell the Clinton operations. Subsequent to December 31, 2001, the company ceased efforts to sell the Abbotsford operation. This decision reflected the company’s improved financial position and changes in other circumstances. As a result of this decision, the Abbotsford portion of comparative discontinued operations amounts have been reclassified to continuing operations without effect on net earnings. Abbotsford net (loss) earnings were ($40,000) for the three month period ended September 30, 2002 (2001 — $91,000) and $737,000 for the nine month period ended September 30, 2002 (2001 — $466,000).

     Results of discontinued operations, including an allocation of applicable indirect expenses, are as follows:

	Three Months ended,		Nine Months ended,
	September 30, ($000's)		September 30, ($000's)

	2002	2001	2002	2001

		(RESTATED)		(RESTATED)
Sales	$—	$74	$—	$15,260
Operating expenses	—	131	—	12,804

Operating earnings	—	(57)	—	2,456
Administration expenses	—	—	—	98
Income tax expense (recovery)	—	(102)	—	840

Net income	—	45	—	1,518
Gain on disposition (net of related income taxes)	—	76	—	859

Gain from discontinued operations	$—	$121	$—	$2,377

Ainsworth  Third Quarter 2002

AINSWORTH LUMBER CO. LTD.
Other Information
(In thousands of dollars)

	Sept 30, 2002	Sept 30, 2001

Selected Balance Sheet Items ($000’s)
Cash	$86,219	$—
Total assets	$556,667	$504,602
Total debt	$442,874	$348,878
Shareholders’ equity	$59,475	$81,124

	Three Months ended September 30		Nine Months ended September 30

Reconciliation of Net Loss to EBITDA ($000's)	2002	2001	2002	2001

Net Loss	$(19,366)	$(6,079)	(6,941)	(10,452)
Add: Depreciation and amortization	7,580	8,120	24,010	22,439
Finance expense	36,049	26,427	45,298	57,406
Income and large corporation tax recovery	(4,638)	(3,634)	(2,207)	(6,154)
Less: Gain from discontinued operations	—	121	—	2,377

EBITDA	$19,625	$24,713	$60,160	$60,862

Product Sales ($000’s)
OSB	$64,350	$69,471	$201,019	$188,909
Plywood	15,273	16,107	46,021	48,801
Veneer	2,364	1,855	9,967	5,804
Lumber	4,085	2,979	13,716	11,221
Chips	563	1,229	1,593	2,246

	$86,635	$91,641	$272,316	$256,981

Geographic Sales Distribution ($000’s)
Canada	$19,259	$16,195	$49,995	$39,750
USA	55,896	63,051	193,175	176,681
Europe	2,535	3,720	4,965	10,275
Japan	8,945	8,675	24,181	30,275

	$86,635	$91,641	$272,316	$256,981

Product Shipment Volumes
OSB (msf-3/8”)	324,389	318,001	985,415	874,367
Plywood (msf-3/8”)	22,020	23,337	67,571	71,115
Veneer (msf-3/8”)	10,390	9,250	45,890	29,298
Lumber (mfbm)	10,063	7,032	28,678	24,007
Chips (BDUs)	5,902	7,037	22,338	21,456
Production Volumes
OSB (msf-3/8”)	323,489	322,768	969,578	847,269
Plywood (msf-3/8”)	22,852	24,427	70,502	70,640
Veneer (msf-3/8” {Note 1}	34,181	37,071	124,339	111,667
Lumber (mfbm)	11,073	8,915	29,388	25,890
Chips (BDUs)	5,902	7,037	22,338	21,456

Note 1: includes transfer volumes to Savona (for plywood production)

Ainsworth  Third Quarter 2002

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for almost 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet – 3/8” of oriented strand board (OSB), 155 million square feet – 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and a finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Jim Logan
Senior Vice President & CFO
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: jiml@ainsworth.ca

Common shares of Ainsworth Lumber Co.
Ltd. are traded on the Toronto Stock
Exchange under the symbol: ANS

Visit our web-site: www.ainsworth.ca

Document 3

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2002
(Unaudited)

SEGMENTED INFORMATION

     The terms of the 13.875% senior secured notes due July 15, 2007 require special disclosure, segmenting the company’s interest into the High Level project, the non-OSB assets, and the remainder of the operations of the company.

     Non-OSB assets, by definition, include the company’s veneer and plywood operations.

     The remainder of the operations includes the 100 Mile House and Grande Prairie OSB facilities and the Abbotsford finger-joined lumber facility, and are described below as “Other”.

     Finance expense and income taxes are not segmented as these corporate activities reflect the overall business of the company, not those of individual segments.

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

     During the quarter OSB prices declined 9.2% compared to the third quarter of 2001. Net sales in the quarter were $86.6 million compared to $91.6 million during the third quarter of 2001, representing a decrease of 5.5% as OSB shipment volume rose 2.0%.

     The company generated a loss (before income taxes and unrealized foreign exchange loss on US$ denominated long term debt) of $4.0 million for the third quarter of 2002, compared to income (before income taxes and unrealized foreign exchange loss on US$ denominated debt long term debt) of $2.2 million in the third quarter of 2001. The company generated a net loss of $19.4 million during the quarter, compared to a net loss of $6.1 million for the corresponding period in 2001. Net loss for the nine months ended September 30, 2002 was $6.9 million compared to a net loss of $10.5 million for the nine months ended September 30, 2001. The decrease in the net loss related to the substantial variation in the unrealized foreign exchange gain (loss) on long term debt from 2001 to 2002. Finance expense excluding the unrealized foreign exchange gain (loss) on long term debt increased by $4.2 million as a result of the increase in total borrowings upon issuance of the senior secured notes in December 2001.

     Operating earnings before amortization, plus interest and other income (EBITDA) was $19.6 million for the third quarter of 2002 compared to $24.7 million in the third quarter of 2001, representing a decrease of $5.1 million or 20.6%. EBITDA for the nine months ended September 30, 2002 was $60.2 million compared to $60.9 million for the nine months ended September 30, 2001. Despite a 5.6% decrease in OSB prices year over year, EBITDA remained consistent with 2001. This was attributable to a 14.4% increase in production volume at the company’s OSB facilities and a related reduction in per unit production costs of 6.4%.

Results of Operations

Sales

     Sales in the third quarter of 2002 were $86.6 million, a decrease of $5.0 million or 5.5% over the corresponding period in 2001. OSB sales represented approximately 75% of total sales for both the third quarter of 2002 and 2001. The decrease in sales compared to the third quarter of 2002 was primarily a result of the decline in OSB prices.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2002
(Unaudited)

     High Level OSB — During the quarter, sales from the High Level operation decreased to $10.8 million from $11.7 million in the third quarter of 2001. This decrease is attributable to a 5.5% decrease in OSB prices over the corresponding period in 2001. Shipment volumes decreased by 2.2% largely as a result of a marginal decrease in production volume compared to the third quarter of 2001.

     Non OSB — Sales of specialty plywood during the third quarter of 2002 were $15.3 million compared to $16.1 million during the third quarter of 2001, representing a decrease of $0.8 million or 5.0%. The decrease in plywood sales revenue was attributable to a 5.6% decline in shipment volumes while the average prices remained relatively consistent with the corresponding period in 2001.

     Other — Other sales were $57.7 million in the third quarter of 2002 compared to $60.9 million in the third quarter of 2001, representing a decrease of 5.3%. Sales from the company’s Grande Prairie and 100 Mile House OSB facilities declined by 7.3%, from $57.8 million to $53.5 million. This decline was attributable to a 10% decline in prices while shipment volumes increased by 2.9% compared to the third quarter of 2001. A $1.1 million increase in lumber sales was attributable to a 43.1% increase in shipment volumes.

Cost of Products Sold

     Cost of products sold for the third quarter of 2002 was $64.4 million compared to $63.9 million for the third quarter of 2001, representing an increase of $0.5 million or 1%.

     High Level OSB — OSB cost of products sold for the company’s High Level facility were $10.5 million compared to $9.9 million in the third quarter of 2001, representing an increase of 6.1%. The ramp-up of our newest OSB plant in High Level, Alberta continues to be behind schedule as the mill operated at approximately 60% of capacity again this quarter. We anticipate that the continued efforts of our management team will facilitate significant productivity improvements in the near future. EBITDA decreased by $3.0 million during the quarter as a result of the decline in OSB prices and shipment volumes, and increased production costs.

     Non OSB — Specialty plywood cost of products sold for the third quarter of 2002 was $14.4 million compared to $15.8 million for the third quarter of 2001, representing a decrease of $1.4 million or 8.9%. This decrease was largely a result of a 6.4% decrease in plywood production volumes. EBITDA increased by $0.4 million or 18.1% during the third quarter of 2002 compared to 2001.

     Other — Cost of products sold for the company’s 100 Mile and Grande Prairie OSB facilities was $35.3 million compared to $34.8 million in the third quarter of 2001, representing an increase of 1.4%. During the third quarter of 2002 OSB shipment volumes increased by 2.9% compared to the third quarter of 2001. OSB per unit production costs were consistent with those experienced in the third quarter of 2001. Lumber cost of products sold increased by $0.7 million during the quarter as a result of the increased shipment volumes. EBITDA decreased from $20.6 million in the third quarter of 2001 to $16.4 million in the third quarter of 2002, representing a decrease of 25.6%. This decrease relates to the 10% decline in OSB prices in the third quarter of 2002 compared to 2001.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2002
(Unaudited)

Selling and Administration

     Selling and administration expense for the third quarter of 2002 was $6.7 million compared to $4.3 million for the 2001 third quarter. This increase was largely attributable to the company’s restructuring efforts. As part of the company’s continuing efforts to improve productivity and reduce costs, the company restructured its senior management team in the quarter, and in so doing incurred $1.7 million in restructuring costs. Included in the restructuring costs was a charge of $0.6 million related to the termination of the company’s aircraft lease.

Amortization of Capital Assets

     Amortization of capital assets for the third quarter of 2002 was $7.6 million compared to $8.1 million for the three months ended September 30, 2001, representing a decrease of $0.5 million or 6.2%. The decline in amortization expense relates to lower amortization of timber rights and roads due to a reduction in logging activity compared to the corresponding period in the prior year.

Finance Expense

     Finance expense, excluding unrealized foreign exchange loss on US$ denominated long term debt was $16.1 million compared to $14.4 million in the third quarter of 2001, representing an increase of $1.7 million. This increase was a result of the increase in total borrowings upon issuance of the senior secured notes in December 2001. During the quarter the company recognized a $20.0 million unrealized foreign exchange loss associated with its US$ denominated debt compared to a loss of $12.0 million in the third quarter of 2001. These losses were attributable to U.S. dollar/Canadian dollar exchange rate fluctuations. As recommended by the Canadian Institute of Chartered Accountants and adopted by the company, fluctuations in unrealized foreign exchange are now reported in earnings when they occur, whereas in the past these losses were deferred and amortized over the term of the related debt. The results for the third quarter of 2001 have been restated to reflect this change in accounting policy.

Other Income

     During the third quarter of 2002 the company recognized $4.1 million in other income compared to $1.3 million in the third quarter of 2001. The substantial increase relates to the foreign exchange gain realized on the company’s accounts receivable as a result of a decline in the Canadian dollar vis-à-vis the U.S. dollar.

Income Taxes

     Income tax recovery for the third quarter of 2002 was $4.6 million compared to $3.6 million for the third quarter of 2001. Despite the significant increase in net loss, the tax recovery for the third quarter of 2002 compared to the third quarter of 2001 increased by only $1.1 million due to the treatment of the unrealized foreign exchange loss as a capital item for income taxes.

Results of Discontinued Operations

     The gain from discontinued operations was nil for the third quarter of 2002 compared to a gain of $0.1 million for the same period in 2001. Following a decision made by the company in February 2002 to cease efforts to sell its Abbotsford facility, this operation is now included in continuing

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2002
(Unaudited)

operations. The gain from discontinued operations for the third quarter of 2001 has been restated to exclude Abbotsford and therefore, reflects the results of the Clinton lumber operation only.

Liquidity and Capital Resources

     Our operations provided $5.5 million of cash after changes in non-cash working capital in the third quarter of 2002 compared to $4.0 million in the corresponding period in 2001. The company’s level of investment in non-cash working capital at September 30, 2002 was consistent with the level at the end of the second quarter of 2002. For the nine months ended September 30, 2002 our operations provided $5.9 million of cash after changes in working capital. Non-cash working capital increased by $11.9 million largely as a result of increased shipment volumes and the related accounts receivable and a reduction in accounts payable. For the nine months ended September 30, 2001 our operations used $29.2 million in cash after changes in working capital. Non-cash working capital increased by $55.7 million largely as a result of the substantial reduction in accounts payable from December 31, 2000. During the quarter, capital expenditures totaled $4.6 million compared to $1.4 million in the corresponding period in 2001. These expenditures were largely focused on the Grande Prairie and High Level operations. At Grande Prairie we are investing $8.5 million on a high return capital project that will increase the mills’ production capacity by up to 12%. Under the indentures governing our senior secured notes, we have virtually no ability to incur additional debt. As a result, our operations are funded solely by cash flow generated from operations and our available cash balance. At September 30, 2002 we had $86.2 million in cash available compared to $86.8 million at June 30, 2002.

Outlook

     We anticipate continued downward pressure on OSB prices in the shortterm, but we remain optimistic about the medium to long term market outlook for OSB. In the meantime, our initiatives to improve earnings performance will remain focused on productivity improvement and increasing the volume of value-added wood products delivered to our customers.

AINSWORTH LUMBER CO. LTD.
Segmented Information
Three and nine month periods ended September 30, 2002
(Unaudited)

	Three months ended September 30, 2002 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$10,804	$18,124	$57,707	$86,635
Amortization	1,255	1,175	5,150	7,580
Operating earnings	(1,144)	519	8,551	7,926
Operating earnings before amortization plus interest and other income	625	2,556	16,444	19,625
Assets	151,418	50,191	355,058	556,667
Capital expenditures	759	633	3,207	4,599

	Three months ended September 30, 2001 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$11,686	$19,008	$60,947	$91,641
Amortization	1,126	1,338	5,656	8,120
Operating earnings	568	604	14,107	15,279
Operating earnings before amortization plus interest and other income	1,860	2,215	20,638	24,713
Assets	158,843	51,687	294,072	504,602
Capital expenditures	—	320	1,074	1,394

	Nine months ended September 30, 2002 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$36,703	$57,403	$178,210	$272,316
Amortization	3,934	3,112	16,964	24,010
Operating earnings	517	1,452	31,911	33,880
Operating earnings before amortization plus interest and other income	4,662	5,016	50,482	60,160
Assets	151,418	50,191	355,058	556,667
Capital expenditures	1,432	931	3,879	6,242

	Nine months ended September 30, 2001 ($000's)

	High Level	Non-OSB	Other	Total

Sales	$20,909	$56,667	$179,405	$256,981
Amortization	2,132	3,285	17,022	22,439
Operating earnings	1,941	2,128	32,409	36,478
Operating earnings before amortization plus interest and other income	4,224	5,857	50,781	60,862
Assets	158,843	51,687	294,072	504,602
Capital expenditures	14,978	518	2,121	17,617

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.

Date: November 19, 2002	By:	/s/ James Logan

James Logan
Senior Vice President
Chief Financial Officer